Exhibit 99.1

Vitru Limited Received Antitrust Clearance for its Business Combination with Unicesumar

Florianópolis, Brazil, April 29, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), announced that the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority) approved today the definitive agreement for a business combination under which Vitru, through its wholly-owned subsidiary Vitru Brasil Empreendimentos, Participações e Comércio S.A., will own 100% of the total share capital of CESUMAR – Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”.

The decision is expected to be published in the Official Gazette on May 2, 2022. According to Law No. 12,529/2011, there is an additional 15-day waiting period for CADE's decision to become final. During this period, commissioners may request to further review the case.

Once the waiting period expires and to the extent no review is requested, the business combination can close and we will begin to integrate the activities of Unicesumar with Vitru.

According to the latest INEP higher education census released in March 2022 by the Brazilian Ministry of Education (Ministério da Educação), or MEC, Uniasselvi and Unicesumar were respectively the #1 and #3 fastest-growing institutions in the Brazilian private digital education market, between 2016 and 2020.

“Since the initial announcement of the transaction, we have been planning the integration process (to the extent permitted by Brazilian antitrust law) and with the passage of time, we have become more and more confident about the values and beliefs in the power of high-quality education in the lives of our students shared by Vitru and Unicesumar”, said Pedro Graça, CEO of Vitru Limited.

Vitru will update the market on the next milestones: (i) the date when CADE’s decision becomes effective; (ii) the expected closing date; and (iii) a conference call to provide additional information regarding the integration process.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/